May 26, 2006

BY EDGAR
Mail Stop 7010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Surge Global Energy, Inc.
Registration Statement on Form SB-2
Filed December 30, 2005
File No. 333-130817

Dear Mr. Schwall:

Surge Global Energy, Inc. (the “Company”), hereby represents that MGI acted as placement agent with respect to the sale of securities held by the selling security holders in the above-referenced registration statement (the “Registration Statement”). Further, the Company represents that all of the selling security holders acquired the securites being sold pursuant to the Registration Statement prior to the filing of the Registration Statement on December 30, 2005.

Respectfully yours,

SURGE GLOBAL ENERGY, INC.
/s/ David Perez
David Perez
Chief Executive Officer

cc:    Raymond A. Lee
         S. Jamie Schloss